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Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Earnings:
Income before income taxes	$49,417	$20,488	$144,920	$67,812
Less: Capitalized Interest	(1,405)	(1,415)	(3,647)	(4,147)
Add:
Fixed charges	21,192	13,766	56,671	37,661
Amortization of capitalized interest	119	82	344	196

Adjusted earnings	$69,323	$32,921	$198,288	$101,522

Fixed charges:
Interest expense	$7,628	$5,574	$19,386	$14,196
Amortization of debt costs	229	164	688	454
Rent expense representative of interest	13,335	8,028	36,597	23,011

Total fixed charges	$21,192	$13,766	$56,671	$37,661

Ratio of earnings to fixed charges	3.27	2.39	3.50	2.70

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JETBLUE AIRWAYS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)